

August 30, 2011

Via Email

Daniel W. Amidon, Esq.
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
1775 Sherman Street, Suite 3000
Denver, CO 80203


Re: **PDC 2003-A Limited Partnership**
                    PDC 2003-B Limited Partnership
                    PDC 2003-C Limited Partnership
                    PDC 2003-D Limited Partnership
                    PDC 2002-D Limited Partnership

                    **Amendment No. 2 to Schedules 13E-3 filed by PDC 2003
A,B,C,D and PDC 2002-D Limited Partnerships, Petroleum
Development Corporation and DP 2004 Merger Sub, LLC
Filed August 22, 2011
File Nos. 5-86296, 5-68297, 5-86298, 5-86299, 5-86300**

                    **Amendment No. 2 to Preliminary Proxy Statements on
Schedule 14A
File Nos. 0-50615, 0-50616, 0-50617, 0-50618 and 0-50226
Filed August 22, 2011**


Dear Mr. Amidon:

       We have reviewed the above filings and your responses and have the following comments.

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
August 30, 2011
page 2

Schedule 13E-3/A

General

1. Unless otherwise indicated, please note that each comment applies to each of PDC-2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.

Amendment No. 2 to Preliminary Proxy Statements

2. We reissue prior comment 3. Please provide an opinion of Nevada counsel that addresses under applicable Nevada state law, the legal authority of the special transaction committee of the PDC Board to make the Rule 13e-3 disclosures and filings.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Daniel Amidon
PDC 2003-A Limited Partnership
PDC 2003-B Limited Partnership
PDC 2003-C Limited Partnership
PDC 2003-D Limited Partnership
PDC 2002-D Limited Partnership
August 30, 2011
page 3

You may contact the undersigned at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Jonathan Hirsch, Esq.
        Andrews Kurth LLP